Exhibit 99.3

Lianluo Smart Limited and Newegg Inc. Announce Entering into Merger Agreement

City of Industry, California and Beijing, China, October 24, 2020 /PRNewswire/ — Lianluo Smart Limited ("LLIT" or the "Company") (NASDAQ: LLIT), and privately-held Newegg Inc. ("Newegg") today jointly announced that they have entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby the stockholders of Newegg will become the majority owners of LLIT, as a result of the merger of Lightning Delaware Sub, Inc. (the “Merger Sub”), LLIT’s wholly owned subsidiary, with and into Newegg. In addition, LLIT will sell its equity holdings in Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“Lianluo Connection”) to Beijing Fenjin Times Technology Development Co., Ltd (“Fenjin Times”) pursuant to an equity transfer agreement (“Disposition Agreement”). The disposition will become effective immediately following completion of the Merger.

Concurrent with the closing of the merger and disposition described above (collectively, the “Restructure”), the Company will conduct a public offering of its common shares with expected gross proceeds of approximately $30 million (the “Financing”). The consummation of the Restructure and the Financing are contingent on the closing of each other transaction and certain customary approvals and conditions. LLIT will seek its shareholders’ approval of the Restructure as well as an amendment to its memorandum and articles of association to eliminate its dual class share structure, to effectuate a reverse share split if needed to meet Nasdaq’s initial listing requirements, to increase the number of its authorized shares and to effectuate a name change.

LLIT’s Class A common shares are currently traded on Nasdaq under the symbol "LLIT". In connection with the closing of the Restructure and the Financing, LLIT intends to change its name to “Newegg Commerce, Inc.” and remain Nasdaq-listed under a new ticker symbol. Upon completion of the merger, the board of directors and officers of LLIT will be replaced by the board of directors and officers of Newegg.

Newegg is a leading e-commerce company in North America offering direct sales and an online marketplace platform for consumer electronics, entertainment, smart home and gaming products and provides certain third-party logistics services and marketing services globally.

“Over the course of nearly two decades, Newegg built a highly reputable and widely recognized name in the tech-focused ecommerce market. As we prepare to become a publicly traded company, we are well positioned to build on this foundation to take Newegg to the next level,” said Anthony Chow, Global CEO of Newegg. “Combining our deep market expertise in ecommerce and leadership in technology, we are structured and prepared to capitalize on new strategic initiatives and partnerships.”

Key Terms of the Transactions

Merger

Under the terms of the Merger Agreement, the Merger Sub will merge with and into Newegg, with Newegg surviving the merger as a wholly-owned subsidiary of LLIT. Upon completion of the merger, the Class B common shares of LLIT will be eliminated and LLIT will only have one class of securities, which will be referred to as common shares. The holder of all outstanding Class B common shares and warrants has elected to convert those shares into the same number of common shares and amend those warrants to be exercisable for the same number of common shares at the same aggregate exercise price, effective immediately prior to completion of the merger. Pursuant to the Merger Agreement, LLIT will issue approximately 363,325,542 common shares to the Newegg stockholders as the merger consideration.

It is anticipated that immediately upon completion of the merger, Newegg’s current stockholders will have an ownership interest of approximately 99.02%, and LLIT’s existing shareholders will own approximately 0.98%, of the post-merger company. The above ownership percentages do not take into account the Company’s proposed Financing of common shares that is contemplated to take place concurrently with the Restructure.

Disposition

Simultaneously with the execution of the Merger Agreement, the Company entered into the Disposition Agreement with Fenjin Times. Pursuant to the Disposition Agreement, the Company will sell all of the equity interest in its sole operating subsidiary, Lianluo Connection to Fenjin Times for cash consideration of $0. In addition, as the new owner of Lianluo Connection, Fenjin Times is obligated to make a contribution of RMB87.784 million to Lianluo Connection’s registered capital by September 23, 2023 in accordance with the articles of association of Lianluo Connection. The Company also agreed to convert the debt owed by Lianluo Connection to the Company in the aggregate amount of $11,255,188 into additional paid-in capital of Lianluo Connection. Upon completion of this disposition, Lianluo Connection will be 100% owned by Fenjin Times.

Approvals, Opinions and Conditions

The Company will seek its shareholders’ approval of the Restructure as well as other related proposals including the elimination of its dual class structure, an increase of the authorized shares, share combination, name change, and amendment of its memorandum and articles of association.

The proposed Restructure has been unanimously approved by the board of directors of LLIT. The Merger Agreement was also approved by all of the board members of Newegg and adopted by a majority of holders of each class of outstanding capital stock of Newegg. Since Hangzhou Lianluo Interactive Technology Co., Ltd. (“Hangzhou Lianluo”) is the direct or indirect controlling shareholder of both LLIT and Newegg, the proposed Restructure has been unanimously approved by the special committee of board of directors of LLIT and the proposed Merger Agreement has been unanimously approved by the special committee of the board of directors of Newegg.

The Benchmark Company, LLC (“Benchmark”) is acting as financial advisor to the Company. Benchmark provided a fairness opinion indicating that the merger consideration to be paid by the Company is fair to the shareholders of LLIT from a financial point of view and another fairness opinion indicating that the consideration to be received by the Company in the disposition is fair to the shareholders of LLIT from a financial point of view.

Completion of the Restructure and the Financing is subject to a number of conditions, including, without limitation, approval by LLIT’s shareholders, satisfaction of NASDAQ initial listing requirements, certain third party consents, a registration statement on Form F-4 for the LLIT shares being issued as merger consideration being declared effective by the Securities and Exchange Commission (the “SEC”) and the satisfaction or waiver of other customary closing conditions. Once the Form F-4 has been declared effective by the SEC, the Company intends to set a date for a special meeting for its shareholders to approve the proposals associated with the Restructure as well as other related proposals described above, and deliver the final notice of shareholders meeting to its shareholders.

About Lianluo Smart Limited

Lianluo Smart Limited (Nasdaq: LLIT) is a professional smart service and products provider, which designs, develops and markets its own branded medical products and medical components in China.

About Newegg Inc.

Newegg, headquartered in the City of Industry, California, is a leading e-commerce company offering direct sales and an online marketplace platform for IT computer components, consumer electronics, entertainment, smart home and gaming products and provides certain third-party logistics services globally. For more information, please visit https://www.newegg.com/

Advisors

Bevilacqua PLLC is acting as legal counsel to LLIT while Kaufman & Canoles, P.C. is acting as legal counsel to the special committee of LLIT. Hunter Taubman Fischer & Li LLC is acting as legal counsel to Newegg while Gibson, Dunn & Crutcher LLP served as legal counsel to the special committee of Newegg.

Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of U.S. federal securities laws. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements and factors that may cause such differences include, without limitation, LLIT's and Newegg' expectations with respect to future performance, growth and anticipated acquisitions; the anticipated financial impact of the Restructure; ability to recognize the anticipated benefits of the merger; costs related to the proposed Restructure; the satisfaction of the closing conditions to the Restructure; the timing of the completion of the Restructure; demand for consumer electrics; impact of the COVID-19 pandemic; global economic conditions; geopolitical events and regulatory changes; loss of key personnel; difficulty managing planned growth properly; access to additional financing; changes in tax laws; changing interpretations of generally accepted accounting principles; inquiries and investigations and related litigation; continued compliance with government regulations; and other risks and uncertainties indicated from time to time in filings with the SEC. The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in LLIT's most recent filings with the SEC and will be contained in the Form F-4 and other filings to be filed as result of the transactions described above. All subsequent written and oral forward-looking statements concerning LLIT, Merger Sub or Newegg or the transactions described herein or other matters and attributable to LLIT, Merger Sub or Newegg, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither LLIT, Merger Sub nor Newegg undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Participants in Solicitation

Newegg, LLIT and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the potential transactions described herein under the rules of the SEC. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Newegg’s and LLIT’s officers and directors in the registration statement on Form F-4 to be filed with the SEC and will also be contained in the proxy statement/prospectus relating to the proposed transactions when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated below.

Non-Solicitation

This press release is not a notice of shareholders meeting or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company or Newegg Inc., nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed Restructure, the Company will file a registration statement on Form F-4 with the SEC and will mail notices of shareholders meeting and other relevant documents to its shareholders. Investors and security holders of the Company are advised to read, when available, the From F-4, and amendments thereto, the notice to shareholders, and amendments thereto, in connection with the Company’s solicitation of proxies for its shareholder’ meeting to be held to approve the transactions described herein because the notice to shareholders will contain important information about the transactions and the parties to the transactions. The notices to shareholders will be mailed to the Company’s shareholders as of a record date to be established for voting on the transactions. Shareholders will also be able to obtain copies of the notice, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road, Changping District, Beijing 102200, People’s Republic of China.

A registration statement relating to these securities will be filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A copy of LLIT’s registration statement on Form F-4, once available, can be viewed on the SEC's website.

For more information, please contact:

Lianluo Smart Limited

Zhang Qian

Tel: 86+18910951727

Email: zhangqian@lianluo.com

Newegg Inc.

Kris Vaz

VP of FP&A

Newegg Inc. and Subsidiaries

E-mail: Kris.M.Vaz@newegg.com

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